UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                   SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                     AMERICAN STATES FINANCIAL CORPORATION
                                (Name of Issuer)


                          COMMON STOCK, NO PAR VALUE
                          (Title of Class of Securities)

                                   029861101
                                  (CUSIP Number)

                                  ROD A. PIERSON
                                SAFECO CORPORATION
                                   SAFECO PLAZA
                            SEATTLE, WASHINGTON  98185
                                (206) 545-5000
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                     Copy to:
                                CRAIG M. WASSERMAN
                          WACHTELL, LIPTON ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK  10019
                                  (212) 403-1000


                                 June 6, 1997
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Sched-ule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.







                                Page 1 of 10 Pages





         CUSIP NO. 029861101                           Page 2 of 10 Pages

                                    SCHEDULE 13D


         1.   NAME OF REPORTING PERSON
              SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              SAFECO Corporation
              91-0742146

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /

                                                                  (b) / /

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS
              BK, WC, OO

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              Washington

         NUMBER OF                          7.  SOLE VOTING POWER
         SHARES                                 0
         BENEFICIALLY
         OWNED BY                           8.  SHARED VOTING POWER
         EACH                                   0
         REPORTING
         PERSON                             9.  SOLE DISPOSITIVE POWER
         WITH                                   0

                                            10. SHARED DISPOSITIVE POWER
                                                0

         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0    See Item 5 of this Schedule 13D.

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CER-
              TAIN SHARES                                             / /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%.

         14.  TYPE OF REPORTING PERSON
              HC, CO







                                Page 2 of 10 Pages





         ITEM 1.   SECURITY AND ISSUER.

                   This Schedule 13D relates to the common stock, no par value per share ("ASFC Common Stock"), of American States Finan-cial Corporation, an Indiana corporation ("ASFC"). The principal executive offices of ASFC are located at 500 North Meridian Street, Indianapolis, Indiana 46204-1275.

         ITEM 2.   IDENTITY AND BACKGROUND.

                   This Schedule 13D is filed by SAFECO Corporation, a Washington corporation ("SAFECO" or the "Corporation"). SAFECO owns subsidiaries in various segments of insurance and other fi-nancially related businesses. SAFECO's principal executive of-fices are located at SAFECO Plaza, Seattle, Washington 98185.

                   Each executive officer and each director of SAFECO is a citizen of the United States. The name, business address and present principal occupation of each executive officer and direc-tor are set forth in Annex I to this Schedule 13D which is incor-porated herein by this reference.

                   During the last five years, to the best of SAFECO's knowledge, none of SAFECO or any of its executive officers or di-rectors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of compe-tent jurisdiction as a result of which SAFECO or such person was or is subject to a judgment, decree or final order enjoining fu-ture violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

         ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   SAFECO entered into an Agreement and Plan of Merger, dated as of June 6, 1997 (the "Merger Agreement"), by and among American States Financial Corporation, an Indiana corporation ("ASFC"), SAFECO and ASFC Acquisition Co., an Indiana corporation and a wholly owned subsidiary of SAFECO ("Merger Sub"). The Merger Agreement provides for, among other things, the merger of Merger Sub with and into ASFC (the "Merger"), with ASFC surviving the Merger as a wholly owned subsidiary of SAFECO. Pursuant to the Merger Agreement and upon consummation of the Merger, each outstanding share of ASFC Common Stock, of ASFC, will be converted into the right to receive $47.00 in cash without interest thereon.

                   In connection with the Merger Agreement, the Corporation and Lincoln National Corporation, an Indiana corporation and the holder of approximately 83% of the outstanding ASFC Common Stock ("LNC"), entered into a Voting, Support and Indemnification Agree-ment, dated June 6, 1997 (the "Voting Agreement"), pursuant to which LNC agreed, among other things, (i) to vote all ASFC Common

                                Page 3 of 10 Pages





         Stock held by it or any of its subsidiaries in favor of the Merger, the Merger Agreement, and the transactions contemplated thereby, (ii) to grant SAFECO an irrevocable proxy in all ASFC Common Stock held by it or any of its subsidiaries for purposes of a vote of the holders of ASFC Common Stock held to consider the Merger, and (iii) to allocate between LNC and SAFECO certain tax and benefits liabilities and assets of ASFC.

                   A copy of the Voting Agreement is included as Exhibit
         2.1 to this Schedule 13D and is incorporated herein by this refer-ence. The foregoing description of the Voting Agreement is quali-fied in its entirety by reference to such exhibit.

         ITEM 4.   PURPOSE OF TRANSACTION.

                   In connection with the execution of the Voting Agree-ment, ASFC, SAFECO, and Merger Sub entered into the Merger Agree-ment, pursuant to which, among other matters and subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into ASFC, with ASFC as the surviving corpora-tion. The Voting Agreement was entered into as a condition of and in consideration for SAFECO entering into the Merger Agree-ment.

                   Pursuant to the Merger Agreement and upon consummation of the Merger the ASFC Common Stock will be converted into the right to receive aggregate consideration equal to $47.00 per share in cash without interest thereon.

                   Consummation of the Merger is subject to certain custom-ary conditions, including, among others regulatory approval under applicable state insurance laws and regulations and under the fed-eral Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the approval of the holders of ASFC Common Stock.

                   Following consummation of the Merger, SAFECO intends to integrate and combine certain of ASFC's operations with SAFECO's existing insurance and financial services operations.

                   Except as set forth herein or otherwise relating to in-tegration in connection with the Merger, SAFECO does not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional shares of ASFC Common Stock or the disposition of shares of ASFC Common Stock; (ii) an extraordinary corporate transaction, such as a merger, reorganiza-tion or liquidation, involving ASFC or any of its subsidiaries;
         (iii) a sale or transfer of any material amount of assets of ASFC or any of its subsidiaries; (iv) any change in the present board of directors or management of ASFC, including any plans or propos-als to change the number or term of directors or to fill any va-cancies on the board; (v) any material change in the present capi-talization or dividend policy of ASFC; (vi) any other material change in ASFC's business or corporate structure; (vii) any change in ASFC's Articles of Incorporation or By-laws, or instruments

                                Page 4 of 10 Pages





         corresponding thereto, or other actions that may impede the acqui-sition of control of ASFC by any person; (viii) causing a class of securities of ASFC to be delisted from a national securities ex-change or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities as-sociation; (ix) a class of equity securities of ASFC becoming eli-gible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

         ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

                   SAFECO does not beneficially own any shares of ASFC Com-mon Stock. Pursuant to the Voting Agreement, SAFECO may be deemed to exercise the power to direct voting and disposition, only as to certain matters relating to the Merger, of the 50,000,000 shares of ASFC Common Stock beneficially owned by LNC, which represents approximately 83.3% of the ASFC Common Stock issued and outstand-ing, as calculated pursuant to Rule 13d-3(d) under the Exchange Act. SAFECO does not have any power to direct the voting or dis-position of LNC's shares of ASFC Common Stock other than the power provided pursuant to the Voting Agreement. A copy of the Voting Agreement is included as Exhibit 2.1 to this Schedule 13D and is incorporated herein by this reference.

                   The filing of this Schedule 13D shall not be construed as an admission that SAFECO is the beneficial owner of any ASFC Common Stock.

                   To the best of SAFECO's knowledge, no executive officer or director of SAFECO beneficially owns any shares of ASFC Common Stock, nor have any transactions in ASFC Common Stock been ef-fected during the past 60 days by SAFECO or, to the best knowledge of SAFECO, by any executive officer or director of SAFECO. In addition, no other person is known by SAFECO to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this
         Schedule 13D.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   Other than the Merger Agreement and the Voting Agree-ment, SAFECO has no contract, arrangement, understanding or rela-tionship with respect to ASFC Common Stock.

                   A copy of the Voting Agreement is included as Exhibit
         2.1 to this Schedule 13D and is incorporated herein by this refer-ence. See Items 3, 4 and 5.






                                Page 5 of 10 Pages





         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                   The following exhibits are filed as part of this Sched-ule 13D:


         2.1 Voting, Support, and Indemnification Agreement, dated June 6, 1997, by and among SAFECO Corporation and Lin-coln National Corporation.














































                                Page 6 of 10 Pages





                                                                ANNEX I

                          DIRECTORS AND EXECUTIVE OFFICERS

                   Set forth below are the name and present principal oc-cupation of each director and executive officer of SAFECO Corpora-tion as of June 6, 1997. Each director and executive officer is a citizen of the United States of America. Unless otherwise noted below, the business address of each such director and executive officer is c/o SAFECO Corporation, SAFECO Plaza, Seattle, Washing-ton 98185.

         DIRECTORS AND EXECUTIVE
         OFFICERS OF SAFECO CORPORATION:

         NAME                     PRINCIPAL OCCUPATION
         PHYLLIS J. CAMPBELL*        President and Chief Executive Officer of
         1420-5th Ave., Suite 2100   U.S. Bank of Washington, N.A., Seattle,
         Seattle, WA  98101          Washington, and an executive officer of
                                     the bank since 1989. She is also Execu-
                                     tive Vice President of U.S. Bancorp.

         ROBERT S. CLINE*            Chairman and Chief Executive Officer of
         3101 Western, 8th Floor     Airborne Freight Corporation, Seattle,
         Seattle, WA  98121          Washington, an air freight carrier.

         BOH A. DICKEY*              President of the Corporation and Chairman
                                     of the Board of Trustees for the 25
                                     SAFECO mutual funds.

         ROGER H. EIGSTI*            Chairman and Chief Executive Officer of
                                     the Corporation.

         JOHN W. ELLIS*              Chairman and Chief Executive Officer of
         One Bellevue Center -       the corporate general partner of The
         15th Floor                  Baseball Club of Seattle, L.P., the owner
         411 108th Avenue N.E.       of the Seattle Mariners baseball team.
         Bellevue, WA 98004-5515

         WILLIAM P. GERBERDING*      President Emeritus of the University of
                                     Washington, where he served as President from 1979 until his retirement in 1995.

         JOSHUA GREEN III*           Chairman and Chief Executive Officer of
         1425 4th Avenue, Suite 420  the Joshua Green Corporation, Seattle,
         Seattle, WA  98101           Washington, a family investment firm,
                                     and Chairman of its wholly-owned subsid-iary, Sage Manufacturing Corporation.

         WILLIAM W. KRIPPAEHNE, JR.* President and Chief Executive Officer of
         1525 One Union Square       Fisher Companies Inc., Seattle, Washing
         600 University St.          ton, whose primary subsidiaries are en
         Seattle, WA  98101-3185     gaged in broadcasting, flour milling and
                                     real estate ownership and development.

                                Page 7 of 10 Pages





         DANIEL D. MCLEAN            President of the Corporation's property
                                     and casualty insurance subsidiaries.

         WILLIAM G. REED, JR.*       Former Chairman of Simpson Investment
         1201 Third Avenue           Company, Seattle, Washington, a forest
         Suite 4900                  products holding company.
         Seattle, WA  98101-3045

         JAMES W. RUDDY              Senior Vice President and General Counsel
                                     of the Corporation.

         JUDITH M. RUNSTAD*          Partner of the Seattle law firm of Foster
         1111 Third Avenue           Pepper & Shefelman, PLLC.
         Seattle, WA  98101

         PAUL W. SKINNER*            President of Skinner Corporation,
         1326 - 5th Avenue,          Seattle, Washington, an investment
         Suite 711                   company.
         Seattle, WA  98101

         GEORGE H. WEYERHAEUSER*     Chairman of the Board of Weyerhaeuser
         33663 Weyerhaeuser Way      Company, Tacoma, Washington, a forest
           South                     products company.
         Federal Way, WA  98003

         RICHARD E. ZUNKER           President of the Corporation's life in-
                                     surance subsidiaries.


         ___________________
         *      Directors of the Corporation
























                                Page 8 of 10 Pages






                                       SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  SAFECO CORPORATION


                             By:  /s/ Rod A. Pierson
                                  Rod A. Pierson
                                  Senior Vice President and
                                  Chief Financial Officer

         Dated:  June 16, 1997









































                                Page 9 of 10 Pages





                                    EXHIBIT INDEX

         EXHIBIT   DESCRIPTION


         2.1 Voting, Support, and Indemnification Agreement, dated June 6, 1997, by and among SAFECO Corporation and Lincoln National Corporation.

















































                               Page 10 of 10 Pages